Exhibit 99.5

ACCOUNTANTS’ CONSENT

The Board of Directors of Extendicare Inc.

We hereby consent to the inclusion in Extendicare Inc.’s Annual Report on Form 40-F for the year ended December 31, 2002, of our auditors’ report dated February 20, 2003.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
February 20, 2003